SUBSCRIPTION AGREEMENT

Team Excel, Inc., a Virginia benefit corporation (the "Company"), is offering common shares of the Company for $100.00 per share to investors in a Regulation Crowdfunding offering (the "Offering").

The undersigned subscribes for and agrees to an investment amount of _____ (the "Investment Amount"), on the terms and conditions hereinafter set forth and as set forth in the accompanying documentation, including the Company's certificate of incorporation and bylaws. The undersigned acknowledges and understands that it is subscribing to a number of common shares in the Company, at $100.00 per share.

The undersigned acknowledges and understands that the net proceeds to the Company will be used as set forth in the offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering page at https://roundhere.co/teamexcel). The undersigned has reviewed and considered the Company's offering memorandum and all disclosures and matters discussed in the Company's offering memorandum, Form C, and all other disclosures in connection with the Offering.

In connection with its investment, the Investor agrees that although the shares offered by the Company are voting shares, this subscription agreement and the acceptance by the Company of investment amounts under this Offering are conditioned upon each Investor's executing a proxy agreement. That proxy agreement gives all voting rights in the shares sold in this Offering to the Company's CEO, and it is attached as Exhibit A to this subscription agreement.

The undersigned understands that this investment is speculative and involves a high degree of risk. The undersigned understands that this offering is made in reliance upon an exemption from registration provided by the United States' Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The undersigned represents and warrants to the Company and Round Here, LLC (the "CEO") and intends that the Company and the CEO rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1 . The undersigned is familiar with and fully understands the nature and the risks of an investment of this type, the factors described in the Offering Materials and this Subscription Agreement, the tax consequences of such an investment, is capable of bearing the financial risk, and can afford the total loss of the investment amount.

2. The undersigned has received, reviewed, and understood the Offering Materials. The undersigned has had the opportunity to consult with independent legal, financial, accounting, tax, and other advisors regarding the information in the Offering Materials and this investment. The undersigned understands that nothing in this agreement, the Offering Materials, or any other materials related to this offering contains or constitutes legal, tax, or investment advice.

3. The undersigned is purchasing this investment for his, her, or its own account, for investment only, and not with any plan for the distribution or resale to anyone else.

4. The undersigned understands that (a) no state or federal governmental authority has made any finding or determination about this offering or concerning its merits, and (b) this offering nor the offered securities are registered under the Securities Act or any other securities laws, and (c) the SAFE is offered and sold in reliance upon exemptions from such securities laws. The undersigned acknowledges that the Company has disclosed in writing that the transferability of the securities in this offering is very limited and that each purchaser must bear the entire economic risk for an indefinite period and that during the period of this offering and for twelve months from the date of the last sale in the Offering, any permitted resales must be subject to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)). The undersigned further agrees that it will have no right to require the Company to register any securities offered hereunder.

5. The undersigned agrees that not to directly or indirectly offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, acquire, or take a pledge of) the offered securities except in compliance with the terms of this agreement, the Offering Materials, and the Securities Act and Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)) thereunder.

6. The undersigned acknowledges that the Company has provided the opportunity to ask questions and receive answers concerning the Company, the Offering Materials, this Subscription Agreement, and any other information provided by the Company to the undersigned. The undersigned acknowledges and accepts the responsibility to inquire of the Company concerning facts that deemed material to its investment decision.

7 . Based on sufficient information and analysis, the undersigned has been able to make an informed decision to subscribe and invest in this offering.

8. The undersigned has not relied on any representation of the CEO, or the Company regarding any return on investment, assurances, accuracy of any statements or information in the Offering Materials, or other matters related to the offering.

9. The undersigned does not have an overall commitment to investments that are not readily marketable that is disproportionate to its net worth, and its investment in this offering will not cause such an excessive overall commitment. The undersigned also has adequate net worth to sustain a complete loss of its investment. The undersigned has no need for liquidity in this investment.

10. There are restrictions on an investor's ability to cancel its investment commitment and obtain a return of its investment. The undersigned may cancel its investment commitment for any reason up to 48 hours after the Company's acceptance of this Subscription Agreement by

its execution of the signature page. If the undersigned has not canceled its investment commitment within that 48 hours, the subscription shall be irrevocable.

11. The undersigned is either (a) an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, or (b) the undersigned's investment hereunder, together with any other investments made in any Regulation Crowdfunding offering during the preceding 12-month period does not exceed: (i) the greater of $2,200 or 5 percent of the greater of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

12.The undersigned's principal residence (or principal office in the case of a business enity or trust) was and is as provided by the undersigned to the CEO.

13. The undersigned agrees that, notwithstanding the place where this agreement and related offering documentation may be executed by any of the parties, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, without regard to conflicts of laws principles.

14. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company and not for the undersigned and that any legal counsel for the CEO is legal counsel solely for the CEO.

15. The undersigned acknowledges that the Company's offered investment is speculative and agrees that no guarantees have been made by the Company or the CEO or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates, about any return on investment or the future financial performance of the Company. The undersigned is not relying upon any guarantee of the Company, the CEO, or any of their respective agents, managers, members, employees, attorneys, accountants, or affiliates.

16. The undersigned understands that the investment documents include a provision obligating the undersigned to submit disputes to mandatory binding arbitration.

The undersigned recognizes that the Company shall have the right to reject this subscription for any reason, in whole or in part, and return the subscription proceeds without interest. This Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its managers, members, employees, agents, representatives, and affiliates, and any person acting on behalf of the Company, including, without limitation, the CEO and persons affiliated with the CEO, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) relating to any misrepresentation or breach by the undersigned herein or in any other document provided by the undersigned to the Company or its representatives.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement, agreeing to all terms herein and to Exhibit A hereto, Proxy Agreement, in association with the purchase of _____ Shares of Common Stock

INVESTOR
Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email Address: _____

This Subscription Agreement is accepted by the Company as of the Effective Date below.

Effective Date: _____

COMPANY: Team Excel, Inc.

By: _____
Printed: Johnathan Mayo
Title: CEO

IRREVOCABLE PROXY

Reference is hereby made to a certain subscription agreement of even date hereto, between Team Excel, Inc. (the "Company") and the undersigned investor ("Investor").

In connection with the issuance of Company shares to the Investor, the Company and the Investor agree as follows:

1.   <u>Grant of Irrevocable Proxy</u>. With respect to all of the shares of common stock of the Company held by the Investor (the "Shares"), Investor hereby grants to the person who is the Company's chief executive officer ("CEO") at the time of any relevant voting hereunder, an irrevocable proxy to vote the Shares in any manner that such Company officer may determine in its sole and absolute discretion. The CEO, as the holder of the irrevocable proxy (rather than the Investor) will vote the Shares with respect to all meetings, consents, and other actions on which holders of Shares may be entitled to vote. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares. Investor may not grant or attempt to grant any other proxy with respect to any Shares. The CEO shall have no duty, liability, or obligation to the Investor arising out of the exercise of this proxy.

2.   <u>Representations and Warranties</u>. The Investor represents and warrants as follows:
        a) The Investor has all necessary rights, power, and authority to execute and deliver this proxy. This proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation.
        b) The Investor has total and dispositive power with respect to its Shares. The Investor owns no other shares of the capital stock of the Company, and there are no proxies, voting trusts, or other agreements which require that any of the Shares be voted in any specific manner other than this proxy. The Investor has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

3.   <u>Equitable Remedies</u>. The Investor acknowledges that irreparable damage would result if this proxy is not specifically enforced and that, therefore, the rights and obligations of the CEO may be enforced by a decree of specific performance, and appropriate injunctive relief may be granted. Such remedies shall be in addition to any other remedies that the CEO may otherwise have.

4.   <u>Amendment</u>. This proxy may be amended, waived, or modified only by written agreement executed by the Investor and the CEO.

5.   <u>Assignment</u>. If the Investor wishes to transfer, sell, hypothecate, or otherwise assign any Shares, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the CEO that is substantially identical to this proxy. The CEO may transfer its rights under this proxy with written notice to the Investor.

6.   Severability. If any one or more provisions of this proxy is for any reason held partially or totally invalid, illegal, or unenforceable, or in the event that any one or more provisions would prospectively operate to invalidate this proxy, then each such term or provision will be deemed null and void and will not affect any other term or provision of this proxy, all of which will remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have caused this proxy to be duly executed and delivered.

INVESTOR
Investor: _____
Signature of Investor: _____
Title: _____
Date Signed: _____

COMPANY: Team Excel, Inc.

By: _____
Printed: Johnathan Mayo
Title: CEO

CEO: Johnathan Mayo, on behalf of himself and any successor CEO

By: _____